UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GEOEYE, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

37250W108
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue, 22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10171	New York, NY 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	37250W108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): *

14.	Type of Reporting Person (See Instructions): IA, IN

* Based on the information set forth in the Quarterly Report on Form 10-Q of GeoEye, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on November 1, 2011, there were 22,186,922 shares of the common stock, par value $0.01 per share (the “Common Shares”), of the Company outstanding as of October 27, 2011.  As of the filing date of this Schedule 13D Amendment No. 3, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series Four Holdings, LLC, a Delaware limited liability company, held 44,272 and 3,878,807 Common Shares, respectively, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) of the Company.  Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”), which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2010, the Series A Preferred Shares are convertible at any time at the option of the holder; provided, however, that the holder shall have no right to convert Series A Preferred Shares to the extent that at such time, after giving effect to such conversion, the beneficial owner of the Series A Preferred Shares would have acquired beneficial ownership of a number of Common Shares that exceeds 19.99% of the number of Common Shares outstanding at such time immediately after giving effect to such conversion (the “Blocker”).  The Series A Preferred Shares are convertible into such number of Common Shares as is obtained by (i) multiplying the number of Series A Preferred Shares to be converted by $1,000 and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares and (ii) dividing the result obtained pursuant to clause (i) by the “Conversion Price.”  The Conversion Price was initially $29.76, which is subject to certain adjustments as set forth in the Certificate of Designations.  The Series A Preferred Shares have no expiration date.  Without regard to the Blocker, as of the filing date of this Schedule 13D Amendment No. 3, the 80,000 Preferred Shares were convertible into 2,688,347 Common Shares.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series Four Holdings, LLC and Cerberus Satellite LLC.  As a result of the foregoing, as of the filing date of this Schedule 13D Amendment No. 3, after giving effect to the Blocker, Stephen Fienberg may be deemed to beneficially own 19.99% of the Common Shares of the Company.

Item 3.   Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       The 44,272 and 3,878,807 Common Shares held by Cerberus Partners II, L.P. and Cerberus Series Four Holdings, LLC, respectively, were purchased for approximately $1,341,940 and $117,555,345, respectively (including brokerage commissions).  The 80,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) of the Company held by Cerberus Satellite LLC were purchased for $78,000,000.  All securities reported in this Schedule 13D Amendment No. 3 were acquired with cash from the respective assets of Cerberus Partners II, L.P., Cerberus Series Four Holdings, LLC and Cerberus Satellite LLC.

Item 4.   Purpose of the Transaction.

       Item 4 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       On February 9, 2012, the Company and Cerberus Capital Management, L.P. (“Cerberus”) entered into a letter agreement (the “Letter Agreement”) which provides that, in consideration for the Company further amending the Rights Agreement, dated as of June 8, 2011 and amended as of December 9, 2011, by and between the Company and Mellon Investor Services LLC (the “Rights Agreement”) to increase the 25% threshold set forth therein under the definition of “Acquiring Person” to a 30% threshold, Cerberus agreed that, for the Standstill Period (as such term is defined in the Letter Agreement) and, subject to certain exceptions set forth in the Letter Agreement, Cerberus shall not (a) effect or seek to effect an acquisition of the Common Shares, which would result in Cerberus having a beneficial ownership of the Company in excess of 29.99% of the Common Shares then outstanding, including the Series A Preferred Shares; (b) effect or seek to effect any tender offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries; (c) effect or seek to effect any recapitalization, restructuring, liquidation, dissolution or any similar extraordinary transaction of the Company or any of its subsidiaries; (d) participate in any solicitation of proxies or consents to vote any voting securities of the Company; (e) form or join in a partnership, syndicate or other group with respect to the Common Shares or the Series A Preferred Shares or participate with a third party with respect to the matters listed in (a) through (d) hereof; (f) either alone or in concert with others, seek to control or influence the management, board of directors (the “Board”) or policies of the Company or take certain additional actions with respect to the Board; (g) take any action which would cause the Company to make an announcement regarding any of the matters listed in (a) through (d) hereof; (h) sell or dispose of any Common Shares or Series A Preferred Shares to any person or entity that Cerberus knows or has good reason to know would, after such sale, be the beneficial owner of more than 4.9% of the Common Shares, assuming conversion of the Series A Preferred Shares, unless such sale or disposition has been approved by a majority of the members of the Board who are not associated or affiliated with Cerberus; (i) participate in any sale process regarding the Company unless such process is initiated by the Board and such participation is on the same terms as those set by the Board and its advisors for other bidders involved in such sale process; (j) enter into any discussions with any third party with respect to the items listed in (a) through (i) above; or (k) seek to do any of the foregoing or request to amend or waive any provision of the Letter Agreement.

       The descriptions of the Letter Agreement set forth herein are qualified in their entirety by reference to the complete Letter Agreement, which is incorporated by reference as Exhibit 7.1 hereto.

       Mr. Feinberg (and/or other senior executive officers of Cerberus) have from time to time engaged in discussions with the Company regarding one or more possible business transactions that may be considered by Cerberus with respect to the Company, and Mr. Feinberg (and/or other representatives of Cerberus) may continue to have such discussions with the Company from time to time in the future.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       Based on the information set forth in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 1, 2011, there were 22,186,922 Common Shares of the Company outstanding as of October 27, 2011.  As of the filing date of this Schedule 13D Amendment No. 3, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series Four Holdings, LLC, a Delaware limited liability company, held 44,272 and 3,878,807 Common Shares, respectively, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 Series A Preferred Shares.  Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”), which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2010, the Series A Preferred Shares are convertible at any time at the option of the holder; provided, however, that the holder shall have no right to convert Series A Preferred Shares to the extent that at such time, after giving effect to such conversion, the beneficial owner of the Series A Preferred Shares would have acquired beneficial ownership of a number of Common Shares that exceeds 19.99% of the number of Common Shares outstanding at such time immediately after giving effect to such conversion (the “Blocker”).  The Series A Preferred Shares are convertible into such number of Common Shares as is obtained by (i) multiplying the number of Series A Preferred Shares to be converted by $1,000 and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares and (ii) dividing the result obtained pursuant to clause (i) by the “Conversion Price.”  The Conversion Price was initially $29.76, which is subject to certain adjustments as set forth in the Certificate of Designations.  The Series A Preferred Shares have no expiration date.  Without regard to the Blocker, as of the filing date of this Schedule 13D Amendment No. 3, the 80,000 Preferred Shares were convertible into 2,688,347 Common Shares.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series Four Holdings, LLC and Cerberus Satellite LLC.  As a result of the foregoing, as of the filing date of this Schedule 13D Amendment No. 3, after giving effect to the Blocker, Stephen Feinberg may be deemed to beneficially own 19.99% of the Common Shares of the Company.

       The following table details the transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction) during the sixty days prior to the filing date of this Schedule 13D Amendment No. 3:

I.  Cerberus Partners II, L.P.

	(Purchases)

Date	Quantity	Price

December 15, 2011	1,725	$21.9073
December 21, 2011	451	$21.9180
December 23, 2011	722	$21.9961
December 27, 2011	976	$21.9087
December 28, 2011	532	$21.3336
January 5, 2012	925	$21.9417
January 12, 2012	1,241	$21.5604
January 13, 2012	1,129	$21.4886
January 17, 2012	564	$21.2227
January 18, 2012	1,411	$21.5750
January 20, 2012	564	$21.9381
February 15, 2012	6,771	$20.2660

	(Sales)

	NONE

II.  Cerberus Series Four Holdings, LLC

	(Purchases)

Date	Quantity	Price

December 15, 2011	151,175	$21.9073
December 21, 2011	39,549	$21.9180
December 23, 2011	63,278	$21.9961
December 27, 2011	85,524	$21.9087
December 28, 2011	46,647	$21.3336
January 5, 2012	81,075	$21.9417
January 12, 2012	108,759	$21.5604
January 13, 2012	98,871	$21.4886
January 17, 2012	49,436	$21.2227
January 18, 2012	123,589	$21.5750
January 20, 2012	49,436	$21.9381
February 15, 2012	593,229	$20.2660

	(Sales)

	NONE

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       The descriptions of the Letter Agreement set forth in Item 4 hereof are hereby incorporated by reference in their entirety.

Item 7.   Material to be Filed as Exhibits.

       Item 7 is hereby amended by adding the following exhibit:

       7.1.           Letter Agreement, dated February 9, 2012, between GeoEye, Inc. and Cerberus Capital Management, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2012)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2012

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).